EXHIBIT 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED
MARCH 31, 2016

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the three months ended March 31, 2016 and 2015. This report is dated May 13, 2016 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the same period and the Management’s Discussion and Analysis and the audited consolidated financial statements for the year ended December 31, 2015. The Company also published an Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The accompanying interim condensed consolidated financial statements for the three months ended March 31, 2016 and the comparative three months ended March 31, 2015 have been prepared by the Company in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations
The net loss for the three months ended March 31, 2016 was $2.5 million or $0.05 per share consistent with a net loss of $2.5 million or $0.05 per share for the comparative period ended March 31, 2015.

In the current quarter ended March 31, 2016, the most significant expenses contributing to net loss were corporate and administrative costs, and in particular, compensation including stock based compensation. These expenses were offset somewhat by the amortization of a portion of the 2015 flow-through share premium and other gains on investments. These items are discussed further below.

For the three months ended March 31, 2016, corporate and administrative expenses reduced marginally to $2.4 million from $2.5 million in the comparable quarter in 2015. Employee compensation dropped to $0.7 million in the first quarter of 2016 versus $1.1 million in 2015 when bonus compensation was paid to certain senior members of management. Stock-based compensation, however, rose to $1.0 million in the quarter ended March 31, 2016 from $0.7 million in the same period in 2015 reflecting expense of the fair value of RSUs and options granted to management in December 2015. Professional fees and other general and administrative costs increased marginally over the comparative period of 2015 as the Company continued to source a joint venture partner for KSM. These costs are not expected to increase significantly through 2016.

The Company recognized $0.5 million of other income in the current quarter (2015 - $0.4 million) related to the amortization of flow-through share premium recorded on a financing completed in April 2015, at which time, the Company issued 1,610,000 flow-through common shares. The effective date of the renouncement was December 31, 2015. Based on qualifying expenditures made in the current quarter, $0.5 million of other income has been recognized through the statement of operations and comprehensive loss related to the amortization of a portion of the flow-through premium. The remaining flow-through share premium of $0.5 million at March 31, 2016 will be will be recorded in the statement of operations and comprehensive loss through the second quarter, as the Company incurs qualifying exploration expenditures. In the comparative quarter of 2015, the Company recognized $0.4 million of other income related to the partial recording in the statement of operations and comprehensive loss of a $3.1 million liability, setup in 2014, when the Company completed a $13.8 million flow-through financing.

In the first quarter of 2015 the Company was notified that the remaining option on one of its projects in Nevada, Castle Black Rock, would be foregone. The Company determined that the recoverability of the carrying costs, at that time, was impaired and charged the statement of operations and comprehensive loss with the remaining carrying cost of $0.4 million. No impairments to mineral properties were recognized in the current quarter.

Due to the significant influence the Company can exert, through representation on the board of directors and share ownership of one investment the Company holds, it is classified as an associate and accounted for using the equity method. In the current quarter the Company recognized $56,000 of income (March 31, 2015 - $62,000 income) on the statement of operations and comprehensive loss for its proportionate share of income of the associate at that time.

In the current quarter, the Company recognized income tax expense of $0.7 million (2015 - $32,000 recovery) primarily related to a deferred tax expense arising due to the renouncement of expenditures related to expenditures applied to flow-through share commitments which are capitalized for accounting purposes with no corresponding tax basis due to the renouncement, offset partially by a deferred tax recovery arising from the loss in the current quarter.

Quarterly Information
Selected financial information for the current and previous seven quarters ending March 31, 2016 is as follows (unaudited):

	1st Quarter Ended March 31, 2016	4th Quarter Ended December 31, 2015	3rd Quarter Ended September 30, 2015	2nd Quarter Ended June 30, 2015
Quarterly operating results ($000's)
Revenue	-	-	-	-
Loss for period	(2,474)	(2,373)	(2,629)	(1,590)
Basic loss per share	(0.05)	(0.05)	(0.05)	(0.03)
Diluted loss per share	(0.05)	(0.05)	(0.05)	(0.03)

	1st Quarter Ended March 31, 2015	4th Quarter Ended December 31, 2014	3rd Quarter Ended September 30, 2014	2nd Quarter Ended June 30, 2014
Quarterly operating results ($000's)
Revenue	-	-	-	-
Loss for period	(2,474)	(3,972)	(2,834)	(3,775)
Basic loss per share	(0.05)	(0.08)	(0.06)	(0.08)
Diluted loss per share	(0.05)	(0.08)	(0.06)	(0.08)

Significant activities in the first quarter of 2016 included; finalizing and reporting the results of the 2015 exploration program; finalizing the preliminary report of the independent geotechnical review board (“IGRB”), commencing the work to update to the pre-feasibility study at KSM and planning the 2016 exploration.

Mineral Interest Activities
During the three months ended March 31, 2016, the Company incurred an aggregate of $3.5 million of expenditures related to its mineral interests compared to $2.4 million in the comparative 2015 period.

In both the current and comparative quarter, the majority of the expenditures were incurred on the KSM project where the Company incurred $3.4 million of costs (2015 - $2.3 million). Current quarter spending related to finalizing the resource update related to the results of the 2015 exploration and drill program at KSM and in particular the Deep Kerr deposit; finalizing the preliminary report of the IGRB established to review and consider the project's tailings management facility and water storage dam; progressing the update to the pre-feasibility study at KSM and planning the 2016 exploration and drilling program at KSM.

The updated inferred resource for the Deep Kerr Deposit reported in the current quarter increased last year’s reported estimate by 3.2 million ounces of gold and 2.1 billion pounds of copper. The inferred resource now totals over 1 billion tonnes grading 0.53% copper and 0.35 g/T gold (11.3 million ounces of gold and 11.8 billion pounds of copper). The zone appears to be amenable to block cave mining. The drilling also corroborated the major controls on copper and gold distribution and the predictability of the resource model established in 2014.

In the first quarter of 2016, the IGRB completed its first review of the KSM Project's Tailing Management Facility (TMF) and Water Storage Dam (WSD) and concluded the current design plans are appropriate.

The Board was established in 2015 to independently review and to provide expert opinion and oversight on TMF and WSD with a focus on their structural stability and integrity throughout the design, construction, operation and closure of the project. Additionally, the IGRB presented a series of recommendations for Seabridge to consider during the ongoing engineering design of TMF and WSD as development continues.

At Courageous Lake, the Company incurred minimal costs in both the current and comparative quarter completing limited analysis over drill target identification and costs to maintain the project in good standing. Limited work is planned for the remainder of 2016 at Courageous Lake as the Company continues to focuses on advancing the KSM Project.

Liquidity and Capital Resources and Subsequent Events
The Company’s working capital position, at March 31, 2016, was $14.0 million, down from $17.8 million at December 31, 2015. Excluding the flow-through share premium, working capital amounted to $14.2 million at March 31, 2016 and $18.7 million at December 31, 2015. Cash and short-term deposits at March 31, 2016 totaled $11.4 million versus $15.5 million at December 31, 2015. Cash resources have diminished since the year-end as the Company incurred exploration expenditures on the KSM project and corporate and administrative costs.

Subsequent to the quarter ended March 31, 2016, the Company closed a public offering of 500,000 common shares of at a price of $17.40 per common share raising gross proceeds of $8.7 million. Also subsequent to the current quarter, the Company announced a financing whereby a syndicate of underwriters has agreed to purchase 450,000 flow-through common shares at a price of $24.08 per flow-through common share for gross proceeds of $10.8 million. In addition, the Company has granted the underwriters an option to purchase from the Company up to an additional 50,000 flow-through common shares, also at $24.08 per flow-through common share, exercisable at least one week prior to the closing date of the flow-through common share financing. The flow-through common share offering is expected to close on or about May 19, 2016 and is subject to customary closing conditions including, but not limited to, the listing of the common shares on the TSX and the New York Stock Exchange and the receipt of all necessary approvals, including the approval of the stock exchanges.

During the three months ended March 31, 2016, operating activities, including working capital adjustments, used $0.7 million compared to $3.2 million used by operating activities in the comparative quarter of 2015. Operating activities in the near-term are not expected to deviate significantly from current levels.  Expenditures on mineral interests of $3.5 million are up from the $2.4 million spent in the comparative quarter of 2015.

The Company will continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  The Company also continues to dispose of certain non-core mineral property assets in Canada and the USA and may also continue to dispose of its investments.

Subsequent to the quarter ended March 31, 2016, the Company announced that it has entered into a definitive agreement to acquire all of the issued and outstanding common shares of SnipGold Corp. ("SnipGold") by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). Pursuant to the arrangement agreement, holders of SnipGold common shares will be entitled to receive 1/63rd of a common share of the Company in exchange for 1 SnipGold common share held. Approximately 600,000 common shares of the Company are expected to be issued to existing SnipGold shareholders (not including shares which might be issued on exercise of convertible securities). The arrangement will require approval by a majority of at least 66⅔% of the votes cast by SnipGold shareholders at a special meeting of SnipGold shareholders expected to take place in June, 2016. In connection with the arrangement, Seabridge agreed to provide SnipGold with interim debt financing of up to $0.4 million, to be repaid 90 days following the termination of the Arrangement Agreement, should termination occur. The Company advanced the first $0.1 million to SnipGold in April, 2016. It is anticipated that the transaction will close in the second quarter of 2016.

Outlook
For the remainder of 2016 the Company will conduct a further exploration and drilling program at KSM and analysis of previous drilling including re-logging to enhance the current resource models. The Company also plans to update the 2012 pre-feasibility study in mid-2016 and to continue permitting activities. Recent drilling results from Deep Kerr Deposit and Mitchell Deposit and in particular its copper mineralization has enhanced the potential to attract the interest of major mining companies to enter into a joint venture arrangement that would allow the Company to move the project closer toward production.

As mentioned above, the Company has agreed to acquire all of the issued and outstanding common shares of SnipGold. Upon the successful completion of the acquisition, the Company would endeavor to undertake a preliminary exploration program at SnipGold’s Iskut Project.

While the Company continues to primarily focus on KSM in 2016, limited exploration is planned for the Courageous Lake project.

Internal Controls Over Financial Reporting
The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes to Internal Controls Over Financial Reporting
There was no change in the Company’s internal controls over financial reporting that occurred during the period January 1, 2016 to March 31, 2016  that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures
Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarize and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of March 31, 2016, that they are appropriately designed. These disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of controls and procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding
At May 13, 2016, the issued and outstanding common shares of the Company totaled 52,639,626. In addition, there were 3,535,000 stock options granted and 183,250 RSUs outstanding. Assuming the exercise of all outstanding options and RSUs, there would be 56,357,876 common shares issued and outstanding.

Related Party Transactions
During the three months ended March 31, 2016, a private company controlled by an officer was paid $48,000 (2015 - $35,000) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Not Yet Adopted
New standards and amendments to standards that are relevant to the Company and effective for annual periods beginning on or after January 1, 2016, that have not been applied in preparing these interim condensed consolidated financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax.  All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties
The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements
The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.